                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

           -------------------------------------------------------

                                SCHEDULE 13G

                               (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)


                            (AMENDMENT NO. ___)(1)


                           COMPUTER LITERACY, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)



                                COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)



                                20520N 10 8
--------------------------------------------------------------------------------
                               (CUSIP Number)



         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                             (Page 1 of 9 Pages)

--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 20520N 10 8                  13G                    Page 2 of 9 Pages
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              SIERRA VENTURES V, A CALIFORNIA LIMITED PARTNERSHIP ("SIERRA V") 94-3222153
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /   (b) X
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

              CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER                         -0-

        NUMBER OF            ---------------------------------------------------
         SHARES              6    SHARED VOTING POWER                 2,688,145
      BENEFICIALLY
        OWNED BY             ---------------------------------------------------
          EACH               7    SOLE DISPOSITIVE POWER                    -0-
        REPORTING
       PERSON WITH           ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER            2,688,145

--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                  2,688,145
         REPORTING PERSON
--------------------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                       / /
         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  24.1%

--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON*                                           PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 20520N 10 8                  13G                    Page 3 of 9 Pages
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              SV ASSOCIATES V, L.P. , A CALIFORNIA LIMITED PARTNERSHIP ("SV ASSOCIATES")

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /   (b) X
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

              CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER                         -0-

                             ---------------------------------------------------
                             6    SHARED VOTING POWER
        NUMBER OF                    2,688,145 SHARES DIRECTLY OWNED BY
         SHARES                      SIERRA V.  SV ASSOCIATES IS THE GENERAL
      BENEFICIALLY                   PARTNER OF SIERRA V.
        OWNED BY             ---------------------------------------------------
          EACH               7    SOLE DISPOSITIVE POWER                    -0-
        REPORTING
       PERSON WITH           ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                     2,688,145 SHARES DIRECTLY OWNED BY
                                     SIERRA V.  SV ASSOCIATES IS THE GENERAL
                                     PARTNER OF SIERRA V.
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                  2,688,145
         REPORTING PERSON
--------------------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                       / /
         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  24.1%

--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON*                                           PN

--------------------------------------------------------------------------------

                                                               Page 4 of 9 Pages

ITEM 1(A).  NAME OF ISSUER

            Computer Literacy, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            1308 Orleans Drive
            Sunnyvale, CA  94089

ITEM 2(A)-(C).   NAME, ADDRESS AND CITIZENSHIP OF PERSONS FILING

            This statement is being filed by SV Associates V, L.P., a California limited partnership ("SV Associates") whose principal business address is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures V, a California Limited Partnership ("Sierra V"). With respect to SV Associates, this statement relates only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Computer Literacy, Inc. (the "Shares"). The Shares are held directly by Sierra V, and SV Associates does not directly or otherwise hold any Shares. Management of the business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

ITEM 2(D) AND (E).  TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

            Common Stock
            CUSIP # 20520N 10 8

ITEM 3.     NOT APPLICABLE

ITEM 4.     OWNERSHIP

            Please see Rows 5-11 of cover pages.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Under certain circumstances set forth in the limited partnership agreements of Sierra V and SV Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Computer Literacy, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

                                                               Page 5 of 9 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.

                                                               Page 6 of 9 Pages

                                  SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date:  February 11, 1999

          SV ASSOCIATES V, L.P.


      By: /s/ Peter C. Wendell
          -----------------------------
          Peter C. Wendell
          General Partner



          SIERRA VENTURES V., A
          CALIFORNIA LIMITED
          PARTNERSHIP
          By SV Associates V, L.P., its
          General Partner



      By: /s/ Peter C. Wendell
          -----------------------------
          Peter C. Wendell
          General Partner

                                                               Page 7 of 9 Pages

                                   EXHIBIT INDEX

                                                                        Found on
                                                                      Sequentially
    Exhibit                                                           Numbered Page
    -------                                                           -------------
  Exhibit A:   Agreement of Joint Filing                                    8

  Exhibit B:   List of General Partners of SV Associates V, L.P.            9


                                                               Page 8 of 9 Pages

                                  EXHIBIT A
                                  ---------

                          AGREEMENT OF JOINT FILING

       The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 11, 1999, containing the information required by Schedule 13G, for the Shares of the Common Stock of Computer Literacy, Inc. held by Sierra Ventures V, a California Limited Partnership.

Date:  February 11, 1999

          SV ASSOCIATES V, L.P.


      By: /s/ Peter C. Wendell
          -----------------------------
          Peter C. Wendell
          General Partner



          SIERRA VENTURES V., A
          CALIFORNIA LIMITED
          PARTNERSHIP
          By SV Associates V, L.P., its
          General Partner



      By: /s/ Peter C. Wendell
          -----------------------------
          Peter C. Wendell
          General Partner

                                                               Page 9 of 9 Pages

                                  EXHIBIT B
                                  ---------

                  GENERAL PARTNERS OF SV ASSOCIATES V, L.P.


     Set forth below, with respect to each general partners of SV Associates V, L.P. is the following: (a) name; (b) business address and (c) citizenship.

     1.   (a)  Peter C. Wendell

          (b)  c/o Sierra Ventures

               3000 Sand Hill Road
               Building Four, Suite 210
               Menlo Park, CA 94025

          (c)  United States Citizen


     2.   (a)  Jeffrey M. Drazan

          (b)  c/o Sierra Ventures

               3000 Sand Hill Road
               Building Four, Suite 210
               Menlo Park, CA 94025

          (c)  United States Citizen


     3.   (a)  Petri Vainio

          (b)  c/o Sierra Ventures

               3000 Sand Hill Road
               Building Four, Suite 210
               Menlo Park, CA 94025

          (c)  United States Citizen